UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Protea Biosciences Group, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Milan Puskar
955 Hartman Run Road
Morgantown, WV 26507
(304) 292-2226
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Milan Puskar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............OO.........................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... U.S.A............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 3,173,057 (1).......................................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power............ 3,173,057 (1).................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 3,173,057 (1)…………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............12.2%(2)............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

(1)	Includes 2,094,723 shares of common stock and warrants to purchase 1,078,334 shares of common stock owned of record by the Reporting Person.
(2)	Based on 25,006,831 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc., whose principal executive offices are located at 955 Hartman Run Road, Morgantown, WV 26507 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Milan Puskar (the “Reporting Person”).

(b) The business address of the Reporting Person is 955 Hartman Run Road, Morgantown, WV 26507.

(c) The Reporting Person is a director of the Issuer. The Issuer is a biotechnology company engaged in developing and commercializing proprietary life science technologies, products and services that are used to recover and identify proteins in biological samples.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 2, 2011, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, Protea Biosciences, Inc. (“Protea”) and SRKP 5 Acquisition Corp. (“Merger Sub), a wholly owned subsidiary of the Issuer pursuant to which Merger Sub was merged with and into Protea, with Protea surviving as the wholly owned subsidiary of the Issuer (the “Merger”).  In connection with the terms and conditions of the Merger, each outstanding share of common stock of Protea was exchanged for one share of Common Stock of the Issuer and the shares of common stock underlying warrants to purchase shares of common stock of Protea were exchanged for shares of Common Stock of the Issuer underlying warrants to purchase shares of Common Stock of the Issuer (the “Merger Consideration”).  As part of the Merger Consideration, the Issuer issued an aggregate of 2,094,723 shares of Common Stock and warrants to purchase an aggregate of 1,078,334 shares of Common Stock (the “Warrants”) of the Issuer to the Reporting Person.  The Warrants are immediately exercisable at an exercise price of $2.00 per share and expire at various times between October 2013 and January 2016.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2011.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 3,173,057 shares of Common Stock (the “Securities”), representing 12.2% of the outstanding shares of Common Stock of the Issuer (based upon 25,006,831 shares of Common Stock issued and outstanding as of September 6, 2011).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of the Securities.

(c) The Reporting Person acquired the Securities from the Issuer on September 2, 2011.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

                    None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2011

/s/ Milan Puskar
Milan Puskar